UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Signature

Exhibits

Ex -99.1 Information Statement in relation to the proposed Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited, Sesa Goa Limited and their respective shareholders and creditors.

Table of Contents

Sterlite Industries (India) Limited

Other Events

This report on Form 6K contains an information Statement in relation to the proposed Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited, Sesa Goa Limited and their respective shareholders and creditors. This Information Statement is attached hereto as Exhibit 99.1 and is incorporated herein by reference,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer